

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Gail Sasaki
Vice President, Chief Financial Officer and Secretary
Netlist, Inc.
175 Technology Drive, Suite 150
Irvine, California 92618

> **Re: Netlist, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2018**
> **File No. 333-228348**

Dear Ms. Sasaki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Scott Stanton